EASTMAIN RESOURCES INC.
4th Floor, 56 Temperance Street, Toronto, Ontario M5H 3V5
Tel: (416) 361-0737
Fax: (416) 361-0923

02 JUN -4 AM 11:50

May 15, 2002

Re: Exemption #82-4421

Office of Int'l Corporate Finance
SECURITIES & EXCHANGE COMMISSION
Room 3094 [3-6]
450 - Fifth Avenue N. W.
WASHINGTON, D.C. 20549
U. S. A.

02034537

SUPPL

Dear Sirs:

Re: Material Change Report (Form 27)

Enclosed are two copies of the Material Change Report (Form 27) dated May 14th, 2002 in connection with the Press Release issued on May 14th, 2002, for your public files.

If you have any questions in regard to the foregoing, would you please contact the undersigned.

Yours truly,

EASTMAIN RESOURCES INC.

Per: George A. Duguay

GAD/slg

encls

cc: Jay Goldman

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

FORM 27
THE SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION (75) 2

Item 1. Reporting Issuer

EASTMAIN RESOURCES INC., *Administrative Offices*: 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5; *Exploration Office*: R.R. #1, Orangeville, Ontario, L9W 2Y8

Item 2. Date of Material Change

May 14, 2002

Item 3. Press Release

The Press Release was sent on May 14th, 2002 via BCE Emergis --Toronto, Ontario .

Item 4. Summary of Material Change

For further information attached hereto is a copy of the Press Release.

Item 5. Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6. Reliance on Section 75(3) of the Act

Confidentiality is not requested.

Item 7. Omitted Information

No information has been omitted in respect to the material change.

Item 8. Senior Officer

Donald Robinson, President, [519] 940-4870.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, this 14th day of May, 2002.

EASTMAIN RESOURCES INC.

Per: ______________________
Donald Robinson, President

e:\eastmain\F27May14

EASTMAIN

NEWS RELEASE

$1.83 Million Private Placement

Trading Symbol: ER – The Toronto Stock Exchange May 14, 2002

Eastmain Resources Inc. (TSE: ER) announced that it has completed a non-brokered private placement of 6.1 million units for proceeds of $1,830,000. Each unit consists of one common share and one-half of one common share purchase warrant exercisable for 12 months at $0.40 per share. Sprott Asset Management Inc. and Dundee Precious Metals Inc. have each purchased 2.5 million units.

Proceeds of the placement will be used to fund exploration at the Company's Clearwater gold project and for general corporate purposes. The Corporation recently signed a Memorandum of Understanding (MOU) defining terms enabling Eastmain to acquire 75% interest in Clearwater. High-grade gold veins discovered over a distance of a kilometre and to a depth of 300 metres have at Clearwater returned assay values up to 405 g/t gold (11.8 ounces). The deposit, known as Eau Claire, exhibits key elements found in many of Canada's producing gold mines. The Eau Claire gold deposit is open near surface and at depth. A multi-phase program of surface stripping and diamond drilling is planned for early this summer.

Eastmain's primary objective is the exploration, discovery and development of long-life, low cost profitable ore deposits in Canada. Clearwater is one of the most significant undeveloped gold deposits in Northern Quebec. Eastmain is listed on The Toronto Stock Exchange, trading under the symbol "ER".

-30-

For further information please contact Eastmain Resources Inc.: Donald Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.

FORM 27
THE SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION (75) 2

Item 1. **Reporting Issuer**

EASTMAIN RESOURCES INC., *Administrative Offices*: 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5; *Exploration Office*: R.R. #1, Orangeville, Ontario, L9W 2Y8

Item 2. **Date of Material Change**

May 14, 2002

Item 3. **Press Release**

The Press Release was sent on May 14th, 2002 via BCE Emergis --Toronto, Ontario .

Item 4. **Summary of Material Change**

For further information attached hereto is a copy of the Press Release.

Item 5. **Full Description of Material Change**

No information other than that provided in Item 4 above is presently available.

Item 6. **Reliance on Section 75(3) of the Act**

Confidentiality is not requested.

Item 7. **Omitted Information**

No information has been omitted in respect to the material change.

Item 8. **Senior Officer**

Donald Robinson, President, [519] 940-4870.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, this 14th day of May, 2002.

EASTMAIN RESOURCES INC.

Per: ______________________
Donald Robinson, President

e:\eastmain\F27May14

EASTMAIN

NEWS RELEASE

$1.83 Million Private Placement

Trading Symbol: ER – The Toronto Stock Exchange May 14, 2002

Eastmain Resources Inc. (TSE: ER) announced that it has completed a non-brokered private placement of 6.1 million units for proceeds of $1,830,000. Each unit consists of one common share and one-half of one common share purchase warrant exercisable for 12 months at $0.40 per share. Sprott Asset Management Inc. and Dundee Precious Metals Inc. have each purchased 2.5 million units.

Proceeds of the placement will be used to fund exploration at the Company's Clearwater gold project and for general corporate purposes. The Corporation recently signed a Memorandum of Understanding (MOU) defining terms enabling Eastmain to acquire 75% interest in Clearwater. High-grade gold veins discovered over a distance of a kilometre and to a depth of 300 metres have at Clearwater returned assay values up to 405 g/t gold (11.8 ounces). The deposit, known as Eau Claire, exhibits key elements found in many of Canada's producing gold mines. The Eau Claire gold deposit is open near surface and at depth. A multi-phase program of surface stripping and diamond drilling is planned for early this summer.

Eastmain's primary objective is the exploration, discovery and development of long-life, low cost profitable ore deposits in Canada. Clearwater is one of the most significant undeveloped gold deposits in Northern Quebec. Eastmain is listed on The Toronto Stock Exchange, trading under the symbol "ER".

-30-

For further information please contact Eastmain Resources Inc.: Donald Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.